PINNACLE ADVISORS LLC

507 Plum Street

Syracuse, NY 13204

VIA EDGAR CORRESPONDENCE

August 19, 2013

Anu Dubey, Attorney Advisor

Chad Eskildsen, Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Nysa Series Trust/Nysa Fund

Investment Company Act File No: 811-07963

Annual Report to Shareholders – March 31, 2013

Amendment #22-23 on Form N-1A

Dear Ms. Dubey and Mr. Edskildsen :

We are writing to you on behalf of Pinnacle Advisors LLC (Adviser), which currently serves as investment adviser to Nysa Fund (Fund), a series of Nysa Series Trust (Registrant) in response to the staff’s further comments relating to both Annual Report to Shareholders for the fiscal year ended March 31, 2013, included in the Fund’s Form N-CSR filing (Annual Report), and Amendment #22-23 to the Fund’s Registration Statement on Form N-1A.

In our previous letter to Mr. Eskildsen dated as of August 15, 2013, and filed via EDGAR correspondence on that date, Registrant addressed certain comments conveyed to Fund counsel on July 31, 2013 relating to the Annual Report.  Specifically, in response to the staff’s comment relating to the health care industry, Registrant stated that:

The Schedule of Investments included in the Annual Report reflect that, as of March 31, 2013,  there was just one industry, Pharmaceutical Preparations (SIC #2834) in which portfolio holdings exceeded 25% of the Fund’s net assets.  As of that date, portfolio holdings in that industry comprised only 25.06% of the Fund’s total assets, of which approximately three percent was attributable to price appreciation.

Management of the Fund has not included a discussion of this specific investment focus in the “Principal Investment Strategies” and “Principal Risks” sections of the prospectus because it may not be a continuing focus.  However, we appreciate the comment and have decided to include the following additional disclosure in the prospectus:

Registrant has added the following sentences to the section of the Prospectus captioned  Principal Investment Strategies.

Subject to the fundamental investment policies and restrictions of the Fund, many of which are described in the Fund Statement of Additional Information dated August __, 2013, the Fund may emphasize investments in various market sectors from time to time.  The Fund’s ability to invest up to 25% of its portfolio assets in a single industry or group of industries may offer greater opportunities for capital appreciation, but may also subject the Fund to a greater risk of loss and price fluctuation.  The Fund is not a “sector fund,” and, as such may change its investment emphasis.

In the section of the Prospectus captioned Principal Risks, Registrant has revised the subsection captioned Risk of Non-Diversification as follows.  New text is underscored.

Risk of Non-Diversification. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund may also invest up to 25% of its assets in the securities of issuers in a particular industry or group of industries.  Because a relatively high percentage of the assets of the Fund may be invested in the securities of a limited number of issuers, or in a limited number of industries from time to time, the value of shares of the Fund may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company.  These fluctuations, if significant, may affect the performance of the Fund. The Fund may change its portfolio emphasis from time to time without prior notice to, or approval by, shareholders of the Fund.  The success of this investment strategy is dependent upon the skill of the portfolio manager. There can be no assurance that this investment strategy will be successful.

On August 16, 2013, the staff conveyed additional comments to Fund counsel, relating to the proposed disclosures described above.  Specifically the staff, requested that disclosures relating to the Fund’s current investment focus be included in the section of the Prospectus captioned  Principal Investment Strategies, and that risk disclosure relating to that investment focus be included in the section of the Prospectus captioned Principal Risks.  The requested disclosures will be included in the Prospectus which will be filed as part of Amendment #23-24 on this date.

This letter is also intended to acknowledge the staff’s request, as conveyed telephonically to Fund counsel on August 16, 2013, that the Adviser acknowledge that, with respect to the percentages adopted by the Fund as maximum limitations on its investment policies and restrictions, an excess above the fixed percentage (except for the percentage limitations relative to the borrowing of money) will not be a violation of the policy or restriction unless the excess results immediately and directly from the acquisition of any security or the action taken. Adviser hereby acknowledges that it must manage the Fund’s portfolio investments in a manner that will preclude the Fund from making additional purchases of securities in the pharmaceutical sector if such purchases would cause the Fund to violate its concentration policy.

If you should have any questions concerning our responses to the staff’s comments, please call Patricia C. Foster, Esq. at 585-387-9000.

Very truly yours,

Pinnacle Advisors LLC

By:

/S/Robert Cuculich

Robert Cuculich

Its:

President

CC:

Board of Trustees of Nysa Series Trust

Patricia C. Foster, Esq.